Exhibit 12

Calculation of Earnings (Deficiency) to Fixed Charges
(in thousands)

	2003	2002	2001
EARNINGS
Pretax loss	$(274)	$(3,018)	$(2,005)
Fixed charges	35,045	34,916	34,666
Capitalized interest	—	(20,900)	(30,258)
Amortization of capitalized interest	2,160	807	—
Net total	36,931	11,805	2,403

FIXED CHARGES
Interest expense	34,232	13,163	3,592
Capitalized interest	—	20,900	30,258
Other	813	853	816
Total	$35,045	$34,916	$34,666

The dollar amount of earnings (deficiency) to fixed charges for 2003, 2002, and 2001 (in thousands) was $1,886, $(23,111), and $(32,263), respectively.